Exhibit 12.1

CNL Lifestyle Properties, Inc.

Computation of Ratios of Earnings to Fixed Charges

(in thousands, except ratios)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income (loss) from continuing operations	$(55,579)	$(79,590)	$(19,988)	$33,201	$34,653
Less:
Cumulative effect of change in accounting principle	—	—	(5,900)	—	—
Equity in earnings of unconsolidated entities	1,022	10,978	5,630	3,020	3,738

	(56,601)	(90,568)	(19,718)	30,181	30,915
Add:
Amortization of capitalized interest	106	94	60	23	5
Distributed income from unconsolidated entities	25,891	12,691	10,786	14,883	12,864
Fixed charges (from below)	64,526	54,401	45,187	35,321	15,966
Less:
Capitalized interest	(179)	(683)	(1,659)	(876)	(351)

Adjusted Earnings	$33,743	$(24,065)	$34,656	$79,532	$59,399

Fixed charges:
Interest expense (1)	$60,571	$50,616	$40,638	$32,076	$14,175
Estimated interest factor from rental expense (2)	3,776	3,147	2,890	2,369	1,440
Capitalized interest	179	638	1,659	876	351

Total Fixed Charges	$64,526	$54,401	$45,187	$35,321	$15,966

Ratios of earnings to fixed charges	—	—	—	2.25 x	3.72 x

Deficiency of earnings to fixed charges	$30,783	$78,466	$10,531	n/a	n/a

FOOTNOTES:

(1)	Includes amortized premiums, discounts and amortized capitalized financing costs for both continuing operations and discontinued operations.
(2)	Represents the portion of rental expense that is a reasonable approximation of the interest factor.